UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

21 October, 2011
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Maeve Carton

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Maeve Carton

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Maeve Catherine Carton                                                    40,706
AC Employee Benefit Trustees Ltd Acct CRG                1,637

8 State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

22

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000003%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€11.50

14. Date and place of transaction

21st October 2011; Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

42,343; 0.005889%

16. Date issuer informed of transaction

21st October 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

21st October 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

William P. Egan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Director & Spouse

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Director & Spouse

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HSBC Client Holdings Nominees UK Limited   Acct 636167

8. State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

83

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000011%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€11.50

14. Date and place of transaction

21st October 2011; Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,112; 0.000154%

16. Date issuer informed of transaction

21st October 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

21st October 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Nicholas Hartery

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Nicholas Hartery

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Goodbody Stockbrokers Nominees Limited   1,302

8 State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

17

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000002%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€11.50

14. Date and place of transaction

21st October 2011; Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,302; 0.000181%

16. Date issuer informed of transaction

21st October 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

21st October 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Jan Maarten de Jong

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Jan Maarten de Jong

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Jan Maarten de Jong

8. State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

233

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000032%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€11.50

14. Date and place of transaction

21st October 2011; Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

14,672; 0.002040%

16. Date issuer informed of transaction

21st October 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

21st October 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Kieran McGowan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Kieran McGowan

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Davycrest Nominees Limited Acct 0045700       20,066
Davycrest Nominees Limited Acct 0111238         2,678

8 State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

298

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000041%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€11.50

14. Date and place of transaction

21st October 2011; Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

22,744; 0.003163%

16. Date issuer informed of transaction

21st October 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

21st October 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Albert Manifold

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Albert Manifold

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Albert Manifold                                                                                   26,819
AC Employee Benefit Trustees Limited Acct CRG                        2,396

8. State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

372

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000051%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€11.50

14. Date and place of transaction

21st October 2011; Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

29,215; 0.004063%

16. Date issuer informed of transaction

21st October 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

21st October 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Daniel N. O'Connor

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Director & Spouse

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Director & Spouse

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Davycrest Nominees Limited Acct 0075330                  14,504
Daniel N. O'Connor                                                              1,379

8 State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

203

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000028%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€11.50

14. Date and place of transaction

21st October 2011; Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

15,883; 0.002209%

16. Date issuer informed of transaction

21st October 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

21st October 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/secretary

Neil Colgan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Spouse

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Neil Colgan

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Neil Colgan                                                                                          7,854
Joan Duffy                                                                                            2,071
AC Employee Benefit Trustees Limited Acct CRG                      2,299

8. State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

28

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000003%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€11.50

14. Date and place of transaction

21st October 2011; Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

12,224; 0.001700%

16. Date issuer informed of transaction

21st October 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

21st October 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

Erik Bax

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Erik Bax

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Erik Bax                                                                                                    7,416
BBHISL Nominees Limited                                                                12,271

8. State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

250

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000034%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€11.50

14. Date and place of transaction

21st October 2011; Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

19,687; 0.002738%

16. Date issuer informed of transaction

21st October 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

21st October 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

Jack Golden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Jack Golden

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Jack Golden                                                                                         43,767
AC Employee Benefit Trustees Limited Acct CRG                        2,396

8. State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

587

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000081%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€11.50

14. Date and place of transaction

21st October 2011; Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

46,163; 0.006421%

16. Date issuer informed of transaction

21st October 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

21st October 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

Henry Morris

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Henry Morris

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Henry Morris 31
Davycrest Nominees Limited Acct 0049779 32,402
Davycrest Nominees Limited Acct 0102350 5,000
Davycrest Nominees Limited Acct 0127109 26,301
Pershing International Nominees Limited Acct BCCLT 4,455
AC Employee Benefit Trustees Limited Acct CRG 2,396

8. State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

31

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000004%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€11.50

14. Date and place of transaction

21st October 2011; Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

70,585; 0.009818%

16. Date issuer informed of transaction

21st October 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

21st October 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

Doug Black

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Doug Black

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Doug Black                                                                                          104,332
BNY (Nominees) Limited                                                                      1,800
BNY (Nominees) Limited                                                                         639

8. State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

1,652

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000229%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€11.50

14. Date and place of transaction

21st October 2011; Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

106,771 (including 2,439 held in the form of ADR's); 0.014851%

16. Date issuer informed of transaction

21st October 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

21st October 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date: 21 October, 2011

By:___/s/Maeve Carton___
M. Carton
Finance Director